Exhibit 99.1

Biofrontera AG: Release according to Article 40, Section 1 of the WpHG

Release according to article 40 para. 1 WpHG

Leverkusen, Germany (pta039/03.03.2021/10:05) - Release of Voting Rights Announcement

Voting Rights Announcement

1. Details of issuer:

Name:	Biofrontera AG
Legal Entity Identifier (LEI):	391200D6GFSVFGFQTL13
Street:	Hemmelrather Weg 201
Postal code:	51377
City:	Leverkusen, Germany

2. Reason for notification:

Acquisition / disposal of instruments

3. Details of person subject to the notification obligation

Natural person (first name, surname): Wilhelm K. T. Zours

Date of birth: 1961-07-28

4. Names of shareholder(s) holding directly 3% or more voting rights, if different from 3

DELPHI Unternehmensberatung Aktiengesellschaft

Deutsche Balaton Aktiengesellschaft

SPARTA AG

Deutsche Balaton Biotech AG

5. Date on which threshold was crossed or reached

26.02.2021

6. Total positions

	% of voting rights attached to shares (total of 7.a.)	% of voting rights through instruments (total of 7.b.1 + 7.b.2)	Total of both in % (7.a. + 7.b.)	Total number of voting rights pursuant to Sec. 41 WpHG
New	29.96	1.76	31.72	56,717,385
Previous notification (if applicable)	29.78	0.00	29.78

7. Details on total positions

a. Voting rights attached to shares (Sec.s 33, 34 WpHG)

ISIN	Absolute direct (Sec. 33 WpHG)	Absolute indirect (Sec. 34 WpHG)	In % direct (Sec. 33 WpHG)	In % indirect (Sec. 34 WpHG)
DE0006046113	0	16,990,199	0.00	29.96
Total:		16,990,199		29.96

b.1. Instruments according to Sec. 38 (1) no. 1 WpHG

Type of instrument	Maturity / Expiration	Exercise or conversion period	Voting Rights Absolute	Voting Rights in %
			0	0.00
		Total:	0	0

b.2 Instruments according to Sec. 38 (1) no. 2 WpHG

Type of instrument	Maturity / Expiration	Exercise or conversion period	Cash or physical transaction	Voting Rights Absolute	Voting Rights in %
convertible bond	28.12.2022	31.03.2021 to 16.12.2022		1,000,000	1.76
			Total:	1,000,000	1.76

8. Information in relation to the person subject to the notification obligation

Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity

Name	% of voting rights (if at least 3% or more)	% of voting rights through instruments (if at least 5% or more)	Total of both (if at least 5% or more)
- Wilhelm K. T. Zours
- DELPHI Unternehmensberatung Aktiengesellschaft	27.02		27.02
- Strawtec Group AG
-
- Wilhelm K. T. Zours
- DELPHI Unternehmensberatung Aktiengesellschaft	27.02		27.02
- VV Beteiligungen Aktiengesellschaft
- Deutsche Balaton Aktiengesellschaft	27.02		28.78
- ABC Beteiligungen AG	27.02		27.02
- Heidelberger Beteiligungsholding AG	27.02		27.02
-
- Wilhelm K. T. Zours
- DELPHI Unternehmensberatung Aktiengesellschaft	27.02		27.02
- VV Beteiligungen Aktiengesellschaft
- Deutsche Balaton Aktiengesellschaft	27.02		28.78
- SPARTA AG	27.02		27.02
-
- Wilhelm K. T. Zours
- DELPHI Unternehmensberatung Aktiengesellschaft	27.02		27.02
- VV Beteiligungen Aktiengesellschaft
- Deutsche Balaton Aktiengesellschaft	27.02		28.78
- Deutsche Balaton Biotech AG	29.95		29.95
-
- Wilhelm K. T. Zours
- DELPHI Unternehmensberatung Aktiengesellschaft	27.02		27.02
- VV Beteiligungen Aktiengesellschaft
- Deutsche Balaton Aktiengesellschaft	27.02		28.78
- Altech Advanced Materials AG
-
- Wilhelm K. T. Zours
- DELPHI Unternehmensberatung Aktiengesellschaft	27.02		27.02
- VV Beteiligungen Aktiengesellschaft
- Deutsche Balaton Aktiengesellschaft	27.02		28.78
- Ming Le Sports AG

9. In case of proxy voting according to Sec. 34 para. 3 WpHG

(only in case of attribution of voting rights in accordance with Sec. 34 para. 1 sent. 1 No. 6 WpHG)

Date of general meeting: N/A

10. Other useful information

DELPHI Unternehmensberatung Aktiengesellschaft, Deutsche Balaton Aktiengesellschaft, SPARTA AG, Deutsche Balaton Biotech AG, ABC Beteiligungen AG and Heidelberger Beteiligungsholding AG are parties to a voting agreement dated January 28, 2020. (For further information see previously published voting rights announcements).

Date

02.03.2021

(end)

emitter: Biofrontera AG

address: Hemmelrather Weg 201, 51377 Leverkusen

country: Germany

contact person: Investor Relations

phone: +49 (0) 214 87 63 20

e-mail: ir@biofrontera.com

website: www.biofrontera.com

ISIN(s): DE0006046113 (share)

stock exchanges: regulated market in Dusseldorf, Frankfurt; free market in Munich, free market in Stuttgart; open market in Berlin, Tradegate other stock exchanges: Nasdaq